Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement on Form S-4, dated July 26, 2013 of Brookfield DTLA Fund Office Trust Investor Inc. of our reports dated March 15, 2013, except as to notes 5, 10, 11 (dispositions and discontinued operations), 17, 18, and 21, which are as of June 12, 2013, with respect to the consolidated balance sheets of MPG Office Trust, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income/(loss), deficit, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated herein by reference to the Form 8-K of MPG Office Trust, Inc. dated June 12, 2013, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Los Angeles, California

July 26, 2013